Filed by US Airways Group, Inc. Commission File No. 001-8444 Pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Ac of 1934

Subject Company: US Airways Group, Inc. Commission File No. 001-8444

The following contains excerpts from a presentation given by US Airways.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

U•S AIRWAYS | A STAR ALLIANCE MEMBER2

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

U•S AIRWAYS | A STAR ALLIANCE MEMBER3

Stakeholders Recognize Value Creation

Indexed Price Performance Since Bankruptcy Filing

% Return

700 600 500 400 300 200 100 0

American 6.25% Notes: +474.8%

LCC: +281.7%

AAMRQ: +140.1%

Nov-11 Jan-12 Mar-12 May-12 Jul-12 Sep-12 Nov-12 Jan-13 Mar-13

US Airways American American 6.25% Notes

Source: Bloomberg – equity data from Nov. 28, 2011 to April 23, 2013; American 6.25% Notes from 12/1/2011

American Airlines U•S AIRWAYS

Integration Planning Underway

IMO PROGRESS

Launched Integration Management Office (IMO)

Agreed to Composition of IMO Functional Teams

Held “Kick-Off” event on April 2 and 3 in PHX

Formed a combined baseline forecast of five-year synergy estimates and one-time costs

Launched “Mergerball” playbook to guide planning team activities

Specific functional groups have also started to make progress

Transition Committee (TC)

Doug Parker

Tom Horton

Beverly Goulet

Scott Kirby

Strategic decisions

Financing strategy

Codeshares and Alliances

Fleet decisions

Other decisions of above nature

Integration Management Office (IMO)

Integration teams

Commercial

Corp Support

Operations

IT/Systems

Other teams of above nature

American Airlines U•S AIRWAYS

Mergers impact operations, but recovery is swift

U•S AIRWAYS

AMERICA WEST

6 MONTH PERIOD WITH A14 <75%

DOT A14

95% 90% 85% 80% 75% 70% 65% 60% 55%

Res Migration Mar. 2007

Jan-05 Jun-05 Nov-05 Apr-06 Sep-06 Feb-07 Jul-07 Dec-07 May-08 Oct-08 Mar-09 Aug-09 Jan-10 Jun-10 Nov-10 Apr-11 Sep-11 Feb-12 Jul-12 Dec-12

US HP US+HP

American Airlines U•S AIRWAYS

Mergers impact operations, but recovery is swift

DELTA nwa 4 month period with A14 < 75%

DOT A14

95% 90% 85% 80% 75% 70% 65% 60% 55%

Res Migration Jan. 2010

Jan-08 Mar-08 Apr-08 Jun-08 Aug-08 Oct-08 Dec-08 Feb-09 Apr-09 Jun-09 Aug-09 Oct-09 Dec-09 Feb-10 Apr-10 Jun-10 Aug-10 Oct-10 Dec-10 Feb-11 Apr-11 Jun-11 Aug-11 Oct-11 Dec-11 Feb-12 Apr-12 Jun-12 Aug-12 Oct-12 Dec-12

DL NW DL+NW

American Airlines U•S AIRWAYS

Mergers impact operations, but recovery is swift

UNITED Continental Airlines 3 month period with A14 < 75%

DOT A14

95% 90% 85% 80% 75% 70% 65% 60% 55%

Res Migration Mar. 2012

Jan-09 Mar-09 May-09 Jun-09 Aug-09 Oct-09 Dec-09 Feb-10 Apr-10 Jun-10 Aug-10 Oct-10 Dec-10 Feb-11 Apr-11 Jun-11 Aug-11 Oct-11 Dec-11 Feb-12 Apr-12 Jun-12 Aug-12 Oct-12 Dec-12

UA CO UA+CO

American Airlines U•S AIRWAYS

Airline mergers are uniquely difficult

Can’t shut down for a day and put up a “Coming Soon” sign

Customers won’t treat us as one airline until we act, look, and feel like one airline

You’ll never let us live it down if we screw up

American Airlines U•S AIRWAYS

Tremendous complexity ahead

110,000 people working to serve our customers

That’s enough to fill Michigan

Stadium to capacity

6,700 daily flights to 336 destinations in 56 countries

Serving 41% of the world’s population

1,511 aircraft in combined fleet

More than Boeing and Airbus delivered in 2012

700 applications and systems

Almost six times the number of key applications by Microsoft

29 planning teams

Nearly the same number of teams as Major League Baseball

American Airlines U•S AIRWAYS

Structure of the integration planning effort

Transition Committee (TC)

Doug Parker Tom Horton

Bev Goulet Scott Kirby

TC oversight

Labor integration process

Organizational design and execution

Communications

Integration Management Office

(IMO)

Bev Goulet Robert Isom

Jim Butler Kerry Hester

Candice Irvin Matt Pfeifer

Planning teams

Oversee total integration

Make decisions on major strategic questions

Resolve integration issues escalated by the IMO

Redirect resources as necessary

American Airlines U•S AIRWAYS

Roles of IMO

Capture the value

Sequence the integration

Coordinate the integration teams

Manage risks

Over-communicate

More than $1 billion in estimated annual net synergies in 2015

No detail too small: walk before you run

A lot of interdependencies

A few days interruption costs millions of dollars

Employees, customers, stakeholders

American Airlines U•S AIRWAYS

Guiding Principles

Focus on the Customer Recognize

Employees as the Key to Success

Make Fast, Effective Decisions

Realize the Value

Run Two Great Airlines throughout the Integration Process

American Airlines U•S AIRWAYS

Identify what needs to change and what doesn’t

Concept of 20-20-50-10

No change or integration Integration needed

~20% ~20% ~50% ~10%

Remain separate Already common

Choose, integrate, go

Harmonize to Best of Breed

American Airlines U•S AIRWAYS

Phasing the integration

Planning Two Airlines One Airline

Announcement Close

Legal Close priorities and planning

Post-close early results

First 6 months

Functional integration

Post Single AOC optimization

Get the basics required to be one company; plan rigorously for post-Close execution

Show customers early benefits

Go for the ‘no-regrets’ moves

Combine the businesses and implement the plan

Optimize once fundamentals are stabilized; fully capture the benefits of becoming one airline

American Airlines U•S AIRWAYS

Phasing the integration

Planning

Two Airlines

One Airline

Announcement

Close

Legal Close priorities and planning

Post-close early results

First 6 months

Functional integration

Post Single AOC optimization

Get signage in place to tell customers where to go if they show up at the other airline’s check-in counter

Train our employees to know where the other airline’s lounges, gates, and basic policies are

Have a single crisis plan in place

American Airlines U•S AIRWAYS

Phasing the integration

Planning

Two Airlines

One Airline

Announcement

Close

Legal Close priorities and planning

Post-close early results

First 6 months

Functional integration

Post Single AOC optimization

Give customers the ability to combine flights on a single itinerary

Start combining departments at our Dallas/Ft. Worth headquarters

Make systems selection decisions

American Airlines U•S AIRWAYS

Phasing the integration

Planning

Two Airlines

One Airline

Announcement

Close

Legal Close priorities and planning

Post-close early results

First 6 months

Functional integration

Post Single AOC optimization

Start swapping some aircraft onto routes where they’re a better fit

Let customers earn and redeem miles across airlines

Make the choices to harmonize our products and do the easy-to-do stuff like beverage options

American Airlines U•S AIRWAYS

Phasing the integration

Planning

Two Airlines

One Airline

Announcement

Close

Legal Close priorities and planning

Post-close early results

First 6 months

Functional integration

Post Single AOC optimization

Combine our reservations systems

Get to a single website

Combine our operations control centers

Align our employee procedures and manuals

American Airlines U•S AIRWAYS

Phasing the integration

Planning

Two Airlines

One Airline

Announcement

Close

Legal Close priorities and planning

Post-close early results

First 6 months

Functional integration

Post Single AOC optimization

Become a single workforce

Become a single brand

Deliver a single customer experience

American Airlines U•S AIRWAYS